Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Companies: Hughes Electronics Corporation
                                                    General Motors Corporation
                                                Commission File No. 333-105851
                                                Commission File No. 333-105853



                               NEWS CORPORATION

                       Earnings Release Conference Call

                                August 13, 2003


Coordinator                Good morning and thank you all for holding. I'd
                           like to welcome you to the News Corporation and Fox
                           Entertainment Group's fourth quarter earnings release conference call. At this time all lines are in a listen-only mode until the question and answer segment of the call. Also, this call is being recorded. If you have any objections, please disconnect at this time.

                           I would like to turn the call over to Gary
                           Ginsberg, Executive Vice President of Investor Relations and Corporate Communications. Sir, you may begin.

G. Ginsberg                Thank you, Operator. Good morning, everyone, and
                           welcome to today's conference call to discuss the fourth quarter and full-year operating results for both News Corporation and the Fox Entertainment
                           Group. With me today are Rupert Murdoch, Chairman and Chief Executive of News Corp.; Peter Chernin,
                           President and Chief Executive Officer; Lachlan
                           Murdoch, Deputy Chief Operating Officer; Dave
                           DeVoe, Chief Financial Officer.

                           Before we begin our discussion today, let me first make some preliminary statements. This call does not constitute an offer to sell or solicitation to buy in connection with the proposed acquisition by News Corporation of an interest in Hughes Electronics. News, GM, and Hughes have filed materials with the SEC with respect to this transaction. Because they contain important information, investors are urged to read these materials, which are available free of charge at the SEC's Web site.

                           Today's call is, of course, governed by the Safe Harbor provisions. On this call we will make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve unknown risks, uncertainties, and other factors, including those described in News' public files with the SEC, that could cause actual materials to be materially different from those in the forward-looking statements.

                           If any non-GAAP financial measures are discussed on this call for which a GAAP reconciliation is not otherwise contained in the News Corp. or Fox earnings releases, News and Fox will post any required additional information on their respective Web sites.

                           With all that, I'd now like to turn the call over to Rupert Murdoch.

R. Murdoch                 Thank you, Gary, and good morning, everyone. We are
                           of course pleased with today's results, both for the quarter and for the fiscal year. A record end to a record year: the most profitable fourth quarter ever and most profitable year in our company's 80 years of existence.

                           The quarter was highlighted by the same durable trends that have fueled our growth throughout the past two years: viewership gains at our cable and broadcast television properties; hit theatrical movies, coupled with a burgeoning home entertainment market; market share increases at nearly all our advertising-dependent businesses; strict cost controls throughout all layers of the company; and a continuing focus on converting more of our profits into free cash flow.

                           Perhaps most encouraging is that the financial and operational goals that we set for the year were surpassed at every one of our key businesses. This performance is clearly reflected in today's results.

                           Record profits at our cable segment. Fox News, FX, Fox Sports, SPEED, and National Geographic all reported dramatic subscriber and ratings gains achieved against formidable competition. The result was a more than doubling of profits over last year.

                           Record profits in our Filmed Entertainment segment. Our ability to create and then leverage hit movies, both large and small, to produce television shows that work, and to create new markets such as the TV DVD market led to the second consecutive year of record profitability.

                           Record profits at our Television Station Group, propelled by the success we achieved in the integration of our duopoly stations and our increase in overall operating margins. And bolstered by the turnaround we accomplished at the Fox Broadcasting Company over the past two quarters.

                           Record profits at HarperCollins, with an array of best sellers across all genres.

                           And for the first time ever, full-year profit at STAR, with the right mix of local programming, marketing, and a strong local management team, turning STAR into an exciting and profitable business with 40 channels in seven languages.

                           We achieved these results because of three fundamental factors: first, our determination to stick to our game plan, a strategy of investing strictly in what we believe will be high-growth businesses and then giving those businesses the resources and support to reach their potential; second, our focus on permanently lowering our cost structure so that revenue gains would flow directly to our bottom line. It resulted, this year, in a total company margin improvement at News Corporation of nearly 20% and record cash from operations at Fox. We're converting more and more of our operating income into free cash. And third, a unique and superior mix of businesses, organized in a successful, closely integrated structure overseen, I think, by one of the most stable management teams in the entertainment industry today. Our companies are working in synch, sharing best practices and management, and leveraging their quality content across our global distribution platforms.

                           We also made significant strategic progress this past year, most noticeably in our successful negotiations to acquire a major interest in Hughes Electronics and its industry-leading DirectTV platform. We are pleased with the pace of the regulatory process to date and we remain very hopeful the transaction will receive the necessary approvals by the end of this calendar year.

                           We're also very encouraged by the successful start of SKY Italia. Our July 31st launch of the new service greatly exceeded expectations. Eight hundred and twenty thousand of the combined platform's two million digital subscribers have already changed over to the new service, with ARPU at least 10% better than expected. We had budgeted to take 18 months to move into solid profit and we're on our way now to a great start.

                           We're also pushing ahead with BSkyB. Last week's announcement that the company had secured, beginning in 2004, another three years of exclusive coverage of British live premier league games at a discount to its current deal should only reinforce the service's popularity and growth. After five years, during which the company converted to digital and exceeded all its forecasts, we are seeing significant financial contributions from the company, which we expect to grow from here.

                           There is much to be pleased about. The assets we've worked to build over the past few years are now performing extremely and reliably well and our newest assets give us great confidence in the opportunities ahead. Thank you very much. I'll turn you, now, over to David DeVoe.

D. DeVoe                   Thanks, Rupert, and good morning, everybody.
                           As Rupert just indicated, we are quite pleased with the company's performance in achieving continued strong revenue and operating income growth, both at Fox and at News Corporation, for the fourth quarter and for the full fiscal year. This performance was particularly satisfying given the broad-based nature of our growth throughout almost every operation of the company.

                           For today's call I will first discuss Fox's performance and then follow that with an overview of News Corporation's results. Since we've just finished our fiscal year, I will focus primarily on the year's results.

                           Before I comment on the Fox results, I call your attention to today's Fox press release, where we describe our use of certain non-GAAP measures. Based upon recent SEC guidance on Regulation G, we will no longer use the term "EBITDA". Instead, we will now use the term "operating income before depreciation and amortization". I want to emphasize that this is a change in name only and we have not changed the way we calculate current, prior, or projected amounts for this measure.

                           As required, this measure is reconciled to the GAAP measure of operating income within the press release and our SEC filings. Now let's take a quick look at Fox's results.

                           For the quarter, the Fox Entertainment Group reported revenue growth of 15%, and operating profit before depreciation and amortization of $505 million, up 59% from last year. For the year, operating profit before depreciation and amortization grew to a record $2.1 billion, up 58% from a year ago, while operating income reached a record $1.8 billion. For the year, net income was slightly more than $1 billion, a 77% increase over last year's level, and earnings per share were $1.17. Now let's look at the consolidated results in a little more detail.

                           Filmed Entertainment reported their most profitable year ever, with operating profit before depreciation and amortization of $717 million. Driving this year's earnings were significant home entertainment sales from Ice Age, Shallow Hal, Behind Enemy Lines, Super Troopers, and various catalog titles. Additionally, our theatrical releases in the year had strong market acceptance, as 19 of the 25 releases will achieve ultimate profitability, and these releases include X-Men 2, Drumline, and Phone Booth. These strong results were slightly offset by the theatrical release costs of Down With Love, 28 Days, and the July release of The League of Extraordinary Gentlemen as well as the performance of Solaris and From Justin to Kelly.

                           Our Television Production business, 20th Century Fox Television, also had a successful year, reflecting higher syndication profits from the X-Files, and increased home entertainment sales from 24, Buffy, and The Simpsons. At our Television segment, our Television stations had a record year of revenues and profits, with operating profit before depreciation and amortization reaching $983 million. This growth was led by the strength of local news and the network schedule and has resulted in the stations achieving record market share that was accomplished despite the non-recurrence of the Super Bowl on Fox a year ago.

                           At the Fox Broadcasting Network we had the most significant improvement in any of our businesses this year. The operating loss before D&A, depreciation and amortization, was $81 million, an improvement of $182 million from a year earlier. High ratings for American Idol and Joe Millionaire led this substantial growth. Peter will comment more on the network in a moment.

                           Moving on to the Cable Network Programming segment, here we also reported record profits for the year. Our channels continued to experience increases in subscribers and ad revenues while controlling costs across all networks. You should note that this segment's results were negatively affected last year by approximately $30 million and this is due to a write-off we took on the Adelphia bankruptcy.

                           The Cable segment's growth was led by the Fox News Channel, where substantial ratings gains translated to higher ad revenues, subscriber gains to higher affiliate fees, and profits increased despite preemptions and costs for war coverage in Iraq. The Regional Sports Networks, SPEED Channel, and FX all continued their subscriber growth, while ratings gains at FX led the 15% increase in its revenues. Now let's take a look at News Corporation.

                           News Corporation also reported record operating income for the year of $2.53 billion, driven primarily by our Filmed Entertainment, Television, and Cable Network businesses, the results of which were just highlighted. Losses at our associated entities, before other items, of $93 million, improved by $72 million, which is primarily the result of the inclusion of increased contributions from BSkyB, improved results from our Latin American platforms both in Brazil and Mexico, offset in part by the equity accounted losses of Stream, which is now a consolidated operation, which I'll talk about in a minute.

                           News Corporation's net profit for the year, before other items, was $1.1 billion versus $636 million a year ago and earnings per ADR, before other items, was $0.83 versus $0.49 a year ago. Now let's briefly look at News Corporation's divisional results.

                           Film and Cable results at News Corporation are in line with the comments I just made. At News Corporation's television segment, operating income for the year was the highest ever, at $851 million. This performance primarily reflects the growth of the network and the stations discussed earlier. In addition, as Rupert just mentioned, STAR registered its first full year of operating profit, as advertising and subscription revenues increased by a combined 14% across the region led by India. These were achieved despite costs associated with the startup and launch of two new channels in China.

                           One of our key strategic initiatives occurred in late April when we closed on the acquisition of Telepiu and formed SKY Italia, which is now classified as a new reporting segment of the company and it's called the Direct Broadcast Satellite Television. SKY Italia's operating loss of $68 million was better than expected, primarily due to delayed advertising and launch-related spending, which is now expected to occur in the first quarter of fiscal 2004. As Rupert indicated, while we only launched the new consumer offering two weeks ago, initial indicators are very, very positive.

                           At our Magazines and Insert Division we reported an operating income improvement of 9% over 2002 levels. This steady profit improvement is driven by higher revenues, particularly in the FSI division, and reduced paper cost. In our Newspaper segment, operating income declined $30 million from a year ago. Growth in Australia, particularly from a healthy advertising environment, was offset by the current price initiative at The Sun in the U.K. The cover price of The Sun was returned to normal levels in May this year, so we expect this segment to continue the growth it's had in the prior year, as we look into fiscal 2004.

                           At our book company, HarperCollins, it delivered record operating profits for the year, as each of their divisions focused on a balanced front list and backlist publishing program and stringent cost controls to improve their margins.

                           Finally, before I address our financial
                           expectations for fiscal 2004, I need, again, to provide some Regulation G comments. As more completely described in Fox's 10-K and 10-Q filings and in the earnings release distributed today, we believe operating profit before depreciation and amortization is a key financial performance matrix for Fox and is determined by taking operating income and adding back depreciation and amortization.

                           If you are looking to reconcile our estimates of Fox's 2004 operating profit before deprecation and amortization to operating income, we estimate that deprecation and amortization for the year will approximate $300 million. With that, let me address our expectations.

                           As we look to fiscal 2004, essentially all of our operating divisions are projecting continued growth. Based on the assumptions inherent in our projections, we are expecting that 2004 operating income growth at News Corporation will be in the range of the high single digits to low double digits, which includes absorbing losses from SKY Italia of approximately $300 million. At Fox, operating profit before deprecation and amortization is projected to increase in the mid-teens above fiscal 2003 levels.

                           With that, I'd like to turn the call over to Peter for his comments.

P. Chernin                 Thanks, Dave. Good morning, everyone. Our fourth
                           quarter and full-year performances indeed reflect a company that is operating superbly. As you've heard, we've had record annual performances from our key content businesses in TV, cable, film, and book publishing. We had industry-leading revenue in operating income before D&A growth for the year.
                           None of our competitors was even close. We improved our operating margins at News by nearly 20% and at Fox by 40% and we beat our year-end forecasts at both News and Fox, even more impressive, given that we increased our forecasts three times during the year.

                           Our gains, as you've heard, come from strong execution of a well-articulated and consistent business plan, from cost discipline and shrewd risk management, but most of all from producing and distributing content that attracted bigger audiences and higher CPMs.

                           But as strong a performance that we put in this year, I'm confident that there's still significant room for improvement at all levels of the company. One of the things that distinguishes News and Fox is our hunger to always do better, and you can be sure that despite our growth this year, that is exactly what we intend to do.

                           Certainly, the engines that propelled our growth in 2003 will be present and, in fact, many of them even stronger in 2004. Fox Broadcasting, coming off the single most dramatic turnaround in our history last season, going from last place in the November Sweeps to two consecutive 18-49 Sweep wins in February and May, has enormous momentum going into this season. We are far and away the number one network now in teens and in 18-34 demographics, and we're nipping on the heels of NBC for supremacy among adults 18-49.

                           American Idol and Joe Millionaire were the headline stories for the year; two of the three top shows on primetime television and two of the biggest generators of advertising revenue in the industry. The less-known story was how dramatically those two hit shows lifted our entire schedule.

                           Since January, 24 was up 20%; That 70's Show up 26%; King of the Hill up 19%; and Bernie Mac up an astounding 76%. Practically all our returning shows from last year grew, won their time periods, and all will be coming back this coming season.

                           Two events this summer have added to our momentum on the Fox Broadcasting front. First of all, Simon Cowell has been signed for another three years, guaranteeing American Idol's future with Fox. Anyone who thinks American Idol's success last year as a fluke should be wary. American Idol is a genuine American phenomenon; it's here to stay, and its success should be just as durable as a runaway hit scripted series and just as valuable to us as Survivor has been for CBS.

                           Secondly, Ashton Kutcher, the star of That 70's Show, has signed a new deal, which ensures the continuation of That 70's Show for at least the next two years.

                           The challenge for us now is as clear as it is attainable: to build on the momentum we achieved last fiscal year with the ultimate aim of overtaking NBC as the number one network among adults 18-49. We've gotten an earlier start than usual toward reaching that goal by launching a number of our key shows during the summer rather than waiting until the traditional September launch week.

                           Most importantly, we launched The O.C. last week and the pilot episode has been seen by more than 17 million viewers. It was a solid start to a show we have high hopes for, a show that's a part of a longer-term strategy to go underneath the competition on Thursday nights and peel away the young audiences, who are always the first to sample new shows.

                           As a network, we have been able to capitalize on hit shows, to build new shows. Using, first, Joe Millionaire and then American Idol, we built 24 and Bernie Mac into certifiable hits, while creating the second highest rated new comedy last season, Wanda At Large. Now we going to continue using that strategy next year by scheduling Skin, a show we're very excited about, behind Joe Millionaire 2 and another show I'm excited about, Stan Hooper, behind That 70's Show.

                           Advertising at the network remained very strong. We're basically sold out through the end of the quarter and scatter, what little we're selling of it, is up double digits over up-front pricing. Given the strength of our up-front performance in May, we're very well positioned, actually, I'd say almost insulated, against any potential softening of the market share in the year. Furthermore, we're again seeing historically low cancellations.

                           We're doing particularly well with sports advertising. Football is far ahead of last year's pace. We've sold almost 60% of inventory for this season and CPMs are up 10% over last year. Baseball is also looking up. We're feeling better about baseball than anytime in many years. We're in great shape for the league championship series and CPMs are up in the mid- to high-single digit range.

                           Advertising at the local level also remains very solid. We're facing difficult comparisons to last year, particularly given the amount of political spending we all enjoyed last year during the third and fourth calendar quarters, but we're expecting pacings for the first fiscal quarter to be up in mid-single digits with the Fox O&Os performing much better than the market in general.

                           We're very upbeat about the full year as well. The strength of the network up front should be felt by the stations beginning in September and we're looking forward to a big bump from increased political spending beginning in the second half of the year.

                           We've improved our market share at the stations 6%. On average now, our stations garner somewhere around a quarter of their market's total advertising spend. This is in part due to the extraordinary ratings performance of our stations. In the last Sweeps period, 21 out of 24 of our O&O markets were number one in adults 18-49 for Fox common prime. Overall, Fox affiliated O&Os improved their total day ratings by more than 10% in all three key demos, led by prime and morning news, which remarkably is now capturing a 20s share.

                           By the way, we've now virtually completed the complex process of integrating our duopoly stations. Only New York, and basically its news facilities, still need to be integrated, which should happen by April of next year. On the whole, we are quite pleased with how the process played out, specifically with the amount of permanent cost we were able to strip out of the second stations and how quickly we've been able to improve overall station margins.

                           Our cable networks, as I'm sure you noticed, also had a phenomenal year; in fact, the second consecutive year of greater than 100% growth. I won't repeat the reasons for our success; by now they're well known to you. I do want to say, however, that we believe that we are on track for another spectacular year. Fox News' lead over CNN on any given night is now anywhere between 50% and 100% and growing. FX is on a roll.

                           Nip Tuck is the highest-rated new original series on basic cable, even outperforming ABC and CBS in its Tuesday primetime period among adults 18-49. Fox Sports continues to grow revenues with no meaningful rights agreements up for the remaining of fiscal 2004. SPEED and Nat Geo meanwhile will continue to grow ratings and subscribers, the benefits of which will be seen during the fiscal year.

                           Cable Advertising, like Broadcasting, had a very strong upfront. Our three primary channels all experienced strong double-digit CPM and total dollar gains over last year. Fox News' CPMs are now above CNN's and climbing. The additional opportunity here, of course, is the affiliate fee gains we can expect down the road as first FX and then Fox News' carriage agreements expire and new rates are set based upon the great success of these channels.

                           Dave talked about the record profits of the Film segment this year. While I can't promise, this early in the fiscal year, a third consecutive year of profitability, I can say that we will continue to benefit from the same forces and drivers that have lifted us so well the last few years. Home entertainment sales should again be strong with the releases in this fiscal year of X2, which has grossed over $400 million worldwide so far, and Dare Devil, which has already sold more than 3.2 million DVDs domestically.

                           We'll also continue to exploit our successful TV series on DVD, a market we essentially created with revenues last year in excess of $250 million, with new releases scheduled this year of Bernie Mac, season two of 24 on September 9, and season three of The Simpsons later this month. Our upcoming release slate is also quite exciting. Runaway Jury, based on the John Grisham bestseller, in October; Master and Commander by Peter Weir, starring Russell Crowe in November; the next Farrelly brothers' comedy, Stuck On You, starring Matt Damon in early December; a big Christmas comedy, Cheaper By The Dozen, starring Steve Martin on Christmas Day.

                           Next summer also looks quite exciting, starting with the next installment from Roland Emrick, the creator of Independence Day, titled The Day After Tomorrow, followed by a big family movie, Garfield, which is a combination of live action and CG animation, and then in early July, I Robot starting Will Smith.

                           I'd be remiss if I didn't mention the tremendous success of Searchlight, which was responsible for such hits at 28 Days Later and Bend It Like Beckham, which have generated an excess of $28 million and $40 million respectively, in box office, off a combined investment of less than $10 million.

                           Our Print businesses should also show growth this fiscal year. Our newspapers, from stronger advertising markets in the U.K. and Australia, and the cessation of the tabloid price war in the U.K., News America Marketing from its vastly expanded market share, and HarperCollins, with its diversified product offerings. Finally, STAR enjoyed its first full year of profitability and we expect it to continue to grow profits in the fiscal year and beyond.

                           As Weekly Variety said this week, we're a company firing on all cylinders. We have the right mix of developed and developing assets, a firm eye on our day-to-day businesses, but also an eye on identifying and building businesses for the future, as we're doing here in the U.S., in Italy, China, and India. We have the strongest brands in the business, run by the strongest, most stable management team in the industry. Our margins and market shares are growing across all of our key businesses. We're generating near-record amounts of free cash flow and shareholders are being rewarded.

                           We've accomplished so much in this past fiscal year, but what's exciting for all of us is the almost limitless opportunities we have to take this great story even further and to deliver even better results this fiscal year and hopefully for many years to come.

                           Thank you very much. I think with that, Rupert, Lachlan, Dave and myself will now take your questions.

Coordinator                Thank you. Richard Bilotti, your line is open and
                           please state your company name.

R. Bilotti                 Good morning. In looking forward at the stations,
                           what is the gap between the margins on, say, the UPN affiliate and your traditional Fox stations?
                           What's the potential to close that gap? Given that your station agreements, in some cases, start to come up this year and you're being so much more successful on the Fox Network than in past years, would you consider re-branding these stations Fox and starting your own second network?

L. Murdoch                 Rich, it's Lachlan here. The UPN stations
                           are all pacing ...16 to roughly 20 points behind our core Fox O&Os. That's the bad news. The good news is, actually, that the margins are actually holding up very strongly to our plans, so while the pacings are behind, all of our UPN stations are still showing record profitability for us, and certainly we're very much ahead of last year.

                           In terms of our view of the performance of UPN, obviously we're very unhappy with it, but they have new management in there and I think we have to give that management a shot with it with this new season, to see how they turn around the performance of that network. Obviously, if they can't turn it around, we have lots of options available to us, and I'll leave it at that.

Richard                    Thank you.

Coordinator                George Colman, your line is open and please state
                           your company name.

G. Colman                  It's Citigroup. I guess the numbers really speak
                           for themselves. I'm interested in your comment, that you're satisfied with the pace of the regulatory approval process for Hughes. Can you speak briefly to how you interpret the pushback of the FCC's deregulation? Is that an irrelevancy or is it, in fact, a positive for your deal?

R. Murdoch                 I think it's an irrelevancy, as it's quite a
                           different issue altogether. We believe that this great feeling in the Congress against the cap is based on a lot of ignorance, that, in fact, free television needs help, not limitation at this time.
                           It really doesn't affect us and it, in no way, crosses over into the issue of DirectTV. There has been no attempt by anybody in the Congress or in any of the questions we've had from the FCC or DOJ to suggest that there's any connection.

G. Colman                  Rupert, just on that, you nominated a subscriber
                           target one call back, which Hughes is now well in front of for the year. Do you have a long-term target in mind in terms of potentially redefining the market opportunity here?

R. Murdoch                 No, I just think we have to make DirectTV a unique
                           viewing experience. There's a tremendous amount of work to do and I believe it will make great progress. I'm hoping we can get back to growth of one million net subscribers a year for a number of years. Obviously you can't do that forever, but we can certainly grow the business in the long term into something much bigger. That's our intention.

G. Colman                  Thank you.

Coordinator                Jessica Reif-Cohen, your line is open and please
                           state your company name.

J. Reif-Cohen              Merrill Lynch. The numbers in the guidance, it
                           sounded like, Dave, you almost thought that every division, including Film, would be up. Could you just give us color? Did you expect it to be in the same ballpark as this past year?

                           Peter, I think you said that cancellation options were at record lows. Did you actually get the options for the December quarter based on the 2003 up fronts?

                           Dave, could you comment on the potential for a ratings improvement, a ratings upgrade, given your balance sheet has improved so significantly in the past year?

P. Chernin                 That was a lot of questions, Jessica.

J. Reif-Cohen              Hi, Peter.

D. DeVoe With respect to the guidance, we'll leave the guidance as it stands. We're not prepared to really give anymore guidance than what I gave and Peter's comments. I think on the ratings expectation, yes; you can never be totally positive on this, but I would be pretty confident that over the course of the next year we should see a ratings upgrade, given the strength of the company's balance sheet and the company's financial performance.

P. Chernin                 I would say, first of all, my comment about the
                           movie company was just that I think anyone would be crazy to predict movie company earnings one month or three weeks into the year because we have a lot of big movies coming out. As some of our colleagues have seen this summer, one movie is capable of damage. We're not particularly nervous about anything, but we don't want to go out on a limb and guarantee where we are.

                           Cancellations are running low though we have not had December cancellations yet, but we're in the beginning of the second fiscal quarter cancellations.

J. Reif-Cohen              Could you comment on the average length of
                           contracts with MSOs for your regional sports networks? Is there anything coming up?

P. Chernin                 There is nothing coming up. They're all over the
                           place. We have certain contracts generally coming up with MSOs, almost in any given year, but there's not one year in which they all come up; they tend to come up sporadically. A certain amount of them come up virtually every year.

Coordinator                Yolanta Mosojada, your line is open and please
                           state your company name.

Y. Mosojada                Credit Suisse First Boston. Can I just ask what
                           advertising assumptions you're making to underpin the guidance that you've provided in the major geographic territories in which you operate?

D. DeVoe Principally, I don't really want to get into the details of all this, but certainly, on the television side, it's mid-single-digit range on some. The print business is slightly above that.

Y. Mosojada                Thank you.

D. DeVoe                   Relatively, we view that as relatively
                           conservative.

Coordinator                Anthony Noto, your line is open and please state
                           your company name.

A. Noto The company name is Goldman Sachs. I was wondering if you could comment more on your outlook for the broadcast network. Specifically, in the last two quarters combined, you've had over $70 million in EBITDA in absolute dollars. Based on your guidance, which is obviously a much faster growth rate for your overall company at the Fox level than the rest of the industry, it would imply that you're either taking a very conservative approach to broadcast network or you're going to increase your spending in either development spending on production or on investment spending. I was just wondering if you could give us a little sense of what your plans are there specifically, and whether you're just providing some cushion, or are there incremental program expenses we didn't expect? Thanks.

P. Chernin                 Look, similar to the movie business, broadcast
                           season is fraught with a lot of volatility. We have a tremendous number of new shows we're planning on launching. I think it's foolhardy to assume that they're all going to be successful and you're not going to have some failure; you're not going to have marketing expenses. That being said, we have no change in the model. We are not anticipating significantly higher spending in any areas. We're just making what we think are reasonably conservative but sensible assumptions about where the business goes.

A. Noto                    Great. Thank you.

Coordinator                Our next question comes from Alex Pollak. Your line
                           is open. Please state your company name, Sir.

A. Pollak                  It's Macquarie Bank. Rupert, I'm very curious to
                           get some more color on this film number that you're talking about. I recognize, of course, that if you have a couple of big films and they go bad on you, that you're going to have some difficulties in terms of exceeding the 2003 number of $641 million
                           U.S. at the film level. But I wonder whether you could comment on the increased contribution of the DVD component of the business, both TV product and film, and whether you could even go so far as to say what component of the $641 million comes out of the DVD business and how much more, as a percentage, that is relative to, obviously, a few years ago it didn't exist, but how much more you anticipate that being in the next few years and how fast that will grow. I think you also mentioned one billion U.S. EBIT down the track from film, a couple of years hence, as a target; maybe a soft target, but a target nevertheless.

D. DeVoe Peter, before you answer, we're not prepared to provide any additional guidance with respect to the components of the film segment, beyond what Peter will say to you right now. As far as numerically, we're not prepared to do that.

P. Chernin                 What I was going to say is, first of all, in terms
                           of - and Dave will stop me if I'm going too far - the general rule of thumb is that the home entertainment segment of the business accounts for about 50% of the revenues of the business, which includes DVD and home video. Also, obviously, the TV product is reported, except for a small distribution fee is reported in the TV company earnings and in 20th Century Fox Television earnings.

                           I think our view is that we are continuing to see growth in the DVD category, particularly I think there's a lot of growth in international and I think there still remains growth domestically. We're still right around the 50% penetration in U.S. households in DVDs and it's still a very fast-growing consumer product and I think we're still somewhere in the high teens, low 20% penetration in DVDs internationally. We feel confident that there's still a lot of growth left in the whole category.

A. Pollak                  Thank you.

Coordinator                Our next question comes from Kathy Styponias.
                           Please state your company's name, Ma'am.

K. Styponias               Prudential Equity Group. Dave, I was wondering if
                           you could give us color on what kind of comps you're going to face with respect to political revenues in the second half at the TV stations.

                           Rupert, I believe you mentioned that in your sports rights in the U.K. for BSkyB were actually at a discount to what you had originally paid for them last go around. I was wondering if there were any parallels; what drove that lower price and are there any parallels you can draw to the U.S. market? Thanks.

D. DeVoe I'll start just quickly on the comps in terms of the political revenues. Obviously, last year, the first and second quarter was sort of massive force in terms of political revenue. It's interesting that that affects this year's pacings.

                           In the first quarter of 2003, for political revenue, I'll put it in terms of the market by month for the markets that our O&Os are in. In July there was roughly just over $20 million in revenue; in August, roughly $60 million; and in September, well over $80 million. So a huge amount of political revenue in those markets came in in the first quarter.

                           If you compare that to this year in terms of the market, what we think the markets are doing, including political, it'd make the markets roughly flat, but if you exclude political, they're up very strongly in the mid- to high-single digits. That's the market. We're pacing above those numbers in terms of the overall market because of our market share gains.

                           If you look at the second quarter going in, the story is even stronger. There was even more political revenue in the second quarter; over $200 million in October in those markets, over $140 million in November, just a tiny bit, just a couple million dollars, in December. So those numbers are even stronger in terms of what it says about the underlying base markets, excluding political, are very strong.

                           So from a comparison point of view, when we're talking about our pacing, you are comparing it to very, very strong political markets last year. I think it bodes well for the underlying base markets in terms of those overall comments.

R. Murdoch                 On the question of the SKY football contract, we
                           now have SKY a lot more football than before. We have a champions' league; we have FA Cup, which we share with the BBC, and all the Premier League, was purchased as a package.

                           They, under some pressure from the Brussels regulators, divided up the Premier League into four separate packages of games, totaling almost double the number of games that were available for live television in previous contracts. We bid on all four packages and won all four with just very slightly less money in total.

                           The purpose of this is to keep the Premier League happy, of course, but we now have potential, I think, to put up to 60 games on Pay Per View out of that, which will reduce the net price to us quite considerably if we do it.

                           Overall, we have a very mutually satisfactory contract for ourselves and for the Premier League, which is something that, over the years, really built SKY. We're very pleased with it and we expect the Premier League to put up a very vigorous defense of this contract before the regulators. You have the American parallel. There's no parallel to it here, really, the NFL. We won't be around again for some time. We value it greatly.

                           Like I say, though, it is another positive aspect, looking forward, that our advertising bookings for this coming season are well ahead of last year's, with the cost per thousand rates up about 10% on a year ago. So we're in great shape for the coming football season here and we're also ahead, well ahead, of where we were this time last year with the post-season baseball.

Coordinator                Richard Greenfield, your line is open and please
                           state your company name.

R. Greenfield              Fulcrum Global Partners. You look at the
                           tremendous strength on the operating level of Fox, BSkyB, and even GMH, which you're going to be acquiring hopefully at the end of the year. What are your thoughts regarding harvesting cash from those investments, such as through dividends?

                           Separately, a quick follow-up for Dave: You mentioned that it was $182 million year-over-year improvement at the Fox Broadcast Network. How much of that was a year-over-year benefit from the write-off you took at the sports side last year? Thanks.

D. DeVoe Rich, given Regulation G, I can't comment on it. I can't give you an answer. I'm sorry. With respect to the dividends, those entities, Rupert may want to follow up on it. We don't have any plans at the moment to take dividends out of those entities. I think the GMH, we haven't even closed the transaction yet, so it's premature for us to even think about it.

R. Murdoch                 If you look at GMH, there's very little positive
                           cash flow there. When we achieve it, we'll certainly wind up pouring it right back into development. We want to be aggressive with the growth of DirectTV if and when we get our hands on it.

Coordinator                Our next question comes from Brendan Lyons. Your
                           line is open and please state your company name.

B. Lyons The company name is JB Were. This time last year you gave cash flow guidance figures for the New Year, fiscal 2004. Are you prepared to do that again this year?

D. DeVoe Brendan, I thought we gave cash flow guidance at the end of the first quarter, but let me say this. We would expect the free cash flow, which is cash provided from operations after capital expenditures but before investments, next year to exceed this year, and at Fox we would expect the cash flow to be slightly less than in the current year. We will provide more numeric guidance for that at the first quarter conference call.

B. Lyons Just looking at the cash flow reported there in the fourth quarter, it looks like it's increased considerably less than the fourth quarter last year. In particular, there was a large increase in receivable in the period. I'm wondering if you can add anymore detail to that.

D. DeVoe The majority of that, the receivable increase, has to do with the acquisition of SKY Italia and the closing of SKY Italia. The working capital used, there were significant prepayment of the European football in the fourth quarter.

B. Lyons Are you prepared to give a split-out of the STAR contribution in the fourth quarter or is that not permitted?

D. DeVoe                   We don't disclose it.

B. Lyons                   Thanks.

Coordinator                Our next question comes from Tony Wilson. Your line
                           is open and please state your company name.

T. Wilson                  UBS. The cost containment within the TV
                           station, Rupert, has been excellent over the last
                           12 months, and that's obviously been assisted by the move to duopoly markets. Is there any reason why cost growth shouldn't stay at a fairly moderate level going forward the next 12 months at the TV station groups?

                           Also, just in the newspapers, if you could give us a comment on the U.K. Newspaper result in the fourth quarter. I think you stated in your release that the operating income was down around 10% - just the reason behind that?

L. Murdoch                 I'll start with the stations. We think that there
                           are no new syndicated shows picked up for next year in the station shows. We expect our cost to be, from a programming point of view, very flat or basically flat from a programming point of view.
                           So, overall, the cost growth is going to be extremely small.

R. Murdoch                 As far as the U.K. Newspaper Group goes, this was
                           just the price war between The Sun and The Mirror, which ended about halfway through the quarter. It's gone now. I might say that the result of all that was The Mirror is now 5% less in sales than it was before this and The Sun is 2% more. It widened our margin to about 7%.

T. Wilson                  I thought that the price war probably had a more
                           significant impact in Q4 of last year than in Q4 of this year, given that it was the entire subscriber base that was discounted for about half of that fourth quarter in last year.

D. DeVoe I think it's as Rupert said; I think in addition in the fourth quarter we had some significant promotions on The Sun as we came off of the discounted cover price.

T. Wilson                  Thank you.

Coordinator                Michael Mangin, your line is open and please state
                           your company name.

M. Mangin                  Deutsche. Congratulations. It is a great
                           result. Just on the other associates, I noticed it quadrupled in the fourth quarter. I was just wondering if you'd be able to give us some color as to what was driving that. Is that Gemstar?

D. DeVoe                   What did you say quadrupled, Mike?

M. Mangin                  Sorry. In the fourth quarter, the other associates
                           jumped from a $6 million contribution last year to a $27 million contribution this year.

D. DeVoe Mike, I just don't have the information in front of me. Can I suggest that you call Reed after the call and he'll provide you with the information?

M. Mangin                  Can I ask another question then?

D. DeVoe                   Sure.

M. Mangin                  The turnaround in Latin America in the fourth
                           quarter, I gather that's mostly currency?

D. DeVoe The majority of that is currency, yes. It's a reversal of the losses that we took in the first quarter of the year.

M. Mangin                  Great. Thanks.

Coordinator                Our next question comes from Douglas Shapiro. Your
                           line is open and please state your company name.

D. Shapiro                 Bank of America Securities. I was wondering
                           if you could address qualitatively the reasons why the operating expenses at the network are down year over year. And then the second thing is there's been some speculation that Cablevision may sell some of its interest in its non-New York RSNs. I'm just curious if you have any rights of first refusal on those stakes. Thanks.

P. Chernin                 I think that to the degree that there are some
                           slight cost reductions at the network, they are a function of we don't have some of the big expensive series - the David Kelly series, the Joss Weedon series that we premiered last year - so there's been a slight reduction in programming cost. We have a right of approval over anything Cablevision does, but whatever they do, you'd be better served asking them.

D. Shapiro                 Thank you.

Coordinator                David Goldsmith, your line is open and please state
                           your company name.

D. Goldsmith               Buckingham Research. If you could remind us what
                           the free cash flow was at Fox and at News Corp for fiscal 2003?

D. DeVoe At News Corp the free cash flow number is $1.267 billion. I've been told I can't give the Fox free cash flow because we haven't filed it yet. We will be filing the Fox 10-K soon and you'll have it.

D. Goldsmith               Thank you.

D. DeVoe Let me just say this: With respect to the Fox free cash flow, I think our guidance was $1.1 billion to $1.3 billion and the free cash flow is within that range, to the lower end.

D. Goldsmith               Perfect. Thank you.

G. Ginsberg                Operator, we'll take one last question.

Coordinator                Our last question comes from Spencer Wang. Sir,
                           your line is open and please state your company name.

S. Wang JP Morgan. I was wondering if you could give us an update on the status of a new NFL deal with your affiliates, and can you also just remind us what you have in terms of off-network syndication in fiscal 2004? Thanks.

P. Chernin                 I think that there's no status of an NFL deal. You
                           mean with our affiliates?

S. Wang                    Yes.

P. Chernin                 We are working on that and we are optimistic that
                           we will have something finalized pretty quickly. It will be probably similar to where we've been in the last year.

                           What was the second question?

S. Wang                    Off-network syndication in 2004.

P. Chernin                 This is not a huge year for us. We have some
                           ongoing stuff, clearly, with King of the Hill, The
                           Simpsons, and some of the other things. The big year for us is next September where Malcom in the Middle hits syndication.

S. Wang                    Thank you.

G. Ginsberg                Thank you, everybody. If you have any additional
                           questions, as always, feel free to call Reed or Craig ... and myself in New York. Thank you very much for joining us.

                                     * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any
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In connection with the proposed transactions, on July 24, 2003, General Motors
Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") filed amended preliminary materials with the
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(when they become available) and any other documents filed by GM, Hughes or
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The documents may also be obtained free of charge by directing such request
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